Exhibit 2

British American Tobacco p.l.c. (the “Company”)

Retirement of Lionel Nowell, III: disclosures required by section 430(2B), Companies Act 2006

Further to the announcement by the Company on 12 December 2018, Mr Lionel Nowell, III stood down as a Non-Executive Director of the Company with effect from 12 December 2018.

As required by section 430(2B) of the Companies Act 2006, we can confirm that no remuneration is payable consequent upon or in respect of his retirement.

Lionel will receive pro-rated Board, Audit Committee and Nominations Committee fees, as applicable, to the date of his retirement. He will not receive any payment for loss of office or any other payment in relation to the cessation of his appointment with the Company.

S Kerr
Assistant Secretary
British American Tobacco p.l.c.

13 December 2018